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SECURITIES A[illegible] ON
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 3 1 2008
BRANCH OF REGISTRATIONS
05 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15869

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17-a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/06 (MM/DD/YY) **AND ENDING** 11/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York,	New York	10036
(City)	(State)	Zip Code

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Joseph R. D'Auria — (212) 276-2584
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(ADDRESS); Name and Street	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
FEB 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

MORGAN STANLEY & CO. INCORPORATED
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

We, Paul C. Wirth and Fred J. Gonfiantini, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Morgan Stanley & Co. Incorporated and subsidiaries at and for the year ended November 30, 2007 are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the Financial Industry Regulatory Authority in our organization. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul C. Wirth
Managing Director

Fred J. Gonfiantini
Managing Director

Subscribed to before me this
28th day of January, 2008.

Notary Public
CHRISTINE L. SZYMANSKI
Notary Public, State of New York
No. 01SZ4957901
Qualified in New York County
Commission Expired Oct. 23, 2009

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley & Co. Incorporated and subsidiaries ("the Company") as of November 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 and Note 3 to the consolidated financial statements, effective December 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurement" and Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115."

Also, as discussed in Note 2 and Note 12 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)."

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley & Co. Incorporated and subsidiaries at November 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 28, 2008

MORGAN STANLEY & CO. INCORPORATED
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
November 30, 2007
(In thousands of dollars, except share data)

ASSETS

Cash	$ 1,113,654
Cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements (including securities at fair value of $31,353,540)	44,716,229
Financial instruments owned (approximately $32,326,444 were pledged to various parties):	
U.S. government and agency securities	11,298,729
Other sovereign government obligations	957,677
Corporate and other debt	32,901,685
Corporate equities	20,684,159
Derivative contracts	5,652,227
Investments	1,062,970
Securities received as collateral	82,082,634
Collateralized agreements:	
Securities purchased under agreements to resell	76,686,208
Securities borrowed	235,660,412
Receivables:	
Customers	73,797,586
Brokers, dealers and clearing organizations	7,356,355
Interest and dividends	651,132
Fees and other	2,305,656
Affiliates	5,990,067
Premises, equipment and software costs, at cost (net of accumulated depreciation and amortization of $1,018,104)	672,669
Goodwill	161,042
Other	644,359
Total assets	$ 604,395,450

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term borrowings:	
Affiliates	$ 29,213,779
Other	1,529,162
Financial instruments sold, not yet purchased:	
U.S. government and federal agency securities	7,101,026
Other sovereign government obligations	234,506
Corporate and other debt	2,488,367
Corporate equities	13,625,396
Derivative contracts	7,763,903
Obligation to return securities received as collateral	82,082,634
Collateralized financings:	
Securities sold under agreements to repurchase	125,451,331
Securities loaned	154,936,674
Other secured financings	1,944,952
Payables:	
Customers	123,550,991
Brokers, dealers and clearing organizations	31,061,934
Interest and dividends	1,138,211
Other liabilities and accrued expenses	5,700,061
	587,822,927
Subordinated liabilities	10,275,000
Stockholder's equity:	
Common stock ($25 par value, 1,000 shares authorized, issued and outstanding)	25
Paid-in capital	2,507,963
Retained earnings	3,997,578
Accumulated other comprehensive loss	(208,043)
Total stockholder's equity	6,297,523
Total liabilities and stockholder's equity	$604,395,450

See Notes to Consolidated Statement of Financial Condition.

MORGAN STANLEY & CO. INCORPORATED
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
November 30, 2007
(In thousands of dollars, except where noted)

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley & Co. Incorporated ("MS&Co."), together with its wholly owned subsidiaries, (the "Company") provides a wide variety of products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals. Its businesses include securities underwriting and distribution; financial advisory services, including advice on mergers and acquisitions, restructurings, real estate and project finance; sales, trading, financing and market-making activities in equity securities and related products and fixed income securities and related products including foreign exchange and investment activities. The Company also provides brokerage and investment advisory services; financial and wealth planning services; annuity and insurance products; credit and other lending products; cash management; and retirement plan services.

MS&Co. and certain of its subsidiaries are registered with the Securities and Exchange Commission ("SEC") as broker-dealers. MS&Co. is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is a wholly owned subsidiary of Morgan Stanley (the "Parent").

On April 1, 2007, as part of the Parent's continuing effort to integrate its businesses, the Parent merged Morgan Stanley DW Inc., an affiliated broker-dealer registered with the SEC, into MS&Co. The transferred assets and liabilities of Morgan Stanley DW Inc. included in the consolidated statement of financial condition are presented as though the assets and liabilities had been transferred at the beginning of the fiscal period.

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the outcome of litigation, tax and other matters that affect the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

At November 30, 2007, the Company's consolidated subsidiaries reported $347,385,713 of assets, $345,997,729 of liabilities and $1,387,984 of stockholder's equity on a standalone basis.

The consolidated statement of financial condition include the accounts of MS&Co. and its wholly owned subsidiaries and other entities in which the Company has a controlling financial interest. The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. The Company also consolidates any variable interest entities for which it is deemed to be the primary beneficiary (see Note 5).

All material intercompany balances and transactions have been eliminated.

Related Party Transactions

The Company has transactions with the Parent and its affiliates, including the performance of administrative services and the execution of securities transactions and obtains short-term funding as described in Note 7. Certain subordinated liabilities are transacted with the Parent as described in Note 8.

Receivables from affiliated companies as of November 30, 2007 are comprised of:

Securities purchased under agreements to resell ("reverse repurchase agreements")	$19,642,662
Securities borrowed	52,610,351
Customers	17,333,991
Brokers, dealers and clearing organizations	2,764,724
Interest and dividends	3,883
Fees and other	299,205

Payables to affiliated companies as of November 30, 2007 are comprised of:

Securities sold under agreements to repurchase ("repurchase agreements")	$65,349,609
Securities loaned	60,856,176
Customers	7,875,257
Brokers, dealers and clearing organizations	20,778,362
Interest and dividends	695,135
Other liabilities and accrued expenses	275,959

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Cash and Securities Deposited With Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts, as well as restricted cash and securities.

Financial Instruments and Fair Value

A significant portion of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings each period. A description of the Company's policies regarding fair value - measurement and its application to these financial instruments follows.

Financial Instruments Measured at Fair Value

All of the instruments within financial instruments owned and financial instruments sold, not yet purchased, are measured at fair value, either through the fair value option election (discussed below) or as required by other accounting pronouncements. These instruments primarily represent the Company's trading and investment activities and include both cash and derivative products. In addition, securities received as collateral and obligation to return securities received as collateral are measured at fair value as required by other accounting pronouncements.

Fair Value Option

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159") effective December 1, 2006. SFAS No. 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company applies the fair value option for other secured financings.

Fair Value Measurement – Definition and Hierarchy

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective December 1, 2006. See "Accounting Developments" herein for additional information regarding the Company's adoption of SFAS No. 157. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches including market, income and/or cost approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

  Assets and liabilities utilizing Level 1 inputs include exchange-traded equity securities and listed derivatives that are actively traded, most U.S. Government and agency securities, and certain other sovereign government obligations.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

  Assets and liabilities utilizing Level 2 inputs include exchange-traded equity securities and listed derivatives that are not actively traded; most over-the-counter derivatives; restricted stock, corporate and municipal bonds; certain high-yield debt; and certain mortgage-backed securities; asset-backed securities and collateralized debt obligations securities and retained interest in certain securitization transactions.

- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

  Assets and liabilities utilizing Level 3 inputs include: certain high-yield debt, distressed debt; (i.e., securities of issuers encountering financial difficulties including bankruptcy or insolvency), certain collateralized debt obligations, certain mortgage-backed and asset-backed securities and retained interests in certain securitization transactions.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in

the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses inputs that are current as of the measurement date, including during periods of market dislocation. In normally active markets, the price transparency for actively quoted instruments may be reduced during periods of market dislocation. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

Valuation Techniques

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the Company and others are willing to pay for an asset. Ask prices represent the lowest price that the Company and others are willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that fair value always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash and OTC contracts is derived primarily using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, creditworthiness of the counterparty, option volatility and currency rates. Where appropriate, valuation adjustments are made to account for various factors, including bid-ask spreads, credit quality and market liquidity. These adjustments are applied on a consistent basis and are based upon observable inputs where available.

OTC Derivative Contracts

OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, equity prices or commodity prices.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modeled using a series of techniques, including closed-form analytic formulae, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swap and option contracts. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. A substantial majority of OTC derivative products valued by the Company using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

Other derivative products, typically the newest and most complex products, will require more judgment in the implementation of the modeling technique applied due to the complexity of the valuation assumptions and the reduced observability of inputs. These instruments involve significant unobservable inputs and are categorized in Level 3 of the fair value hierarchy.

The fair value of OTC financial instruments, including derivative contracts related to financial instruments and commodities, are presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets cash collateral paid or received against its derivatives inventory under credit support annexes, which the Company views as conditional contracts, pursuant to legally enforceable master netting agreements.

Agency Pass-Through Securities

Agency pass-through securities include To-be-Announced ("TBA") securities and MBS pools. TBA securities are liquid and have quoted market prices. Fair value of MBS pools is determined via a simulation model, which considers different rate scenarios and historical activity to calculate a spread to the comparable TBA security. Agency pass-through securities are categorized in Level 1 or 2 of the fair value hierarchy.

Other Sovereign Government Obligations

The fair value of foreign sovereign government obligations is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that has as inputs interest rate yield curves, cross-currency basis index spreads, and country credit spreads for structures similar to the bond in terms of issuer, maturity and seniority. These bonds are categorized in Levels 1 or 2 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swaps spreads, and recovery rates based on collateral value as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Retained Interests in Securitization Transactions

The Company engages in securitization activities related to U.S. agency collateralized mortgage obligations and other types of financial assets (see Note 5). The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. To determine fair values, observable inputs are used if available. Observable inputs however, may not be available for certain retained interests so the Company estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, payment rates, forward yield curves and discount rates commensurate with the risks involved. When there are no significant inputs, retained interests are categorized in Level 2 of the fair value hierarchy. When unobservable inputs are significant to the fair value measurement, albeit generally supportable by historical and actual benchmark data, retained interests are categorized in Level 3 of the fair value hierarchy.

Municipal Bonds

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Investments

Substantially all equity and debt investments purchased in connection with investment activities are recorded at fair value and are included within financial instruments owned – investments in the consolidated statement of financial condition. The carrying value of such investments reflects expected exit values based upon appropriate valuation techniques applied on a consistent basis. Such techniques employ various markets, income and cost approaches to determine fair value at the measurement date.

Trading

Purchases and sales of financial instruments as well as commission revenues and related expenses are recorded in the accounts on trade date. Unrealized gains and losses arising from the Company's dealings in OTC financial instruments are presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate.

Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables/payables arising from unsettled trades. Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date.

Premises, Equipment and Software Costs

Premises and equipment consists of leasehold improvements, furniture, fixtures, computer and communication equipment, airplanes, and software (externally purchased and developed for internal use). Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment are provided principally by the straight-line method over the estimated useful life of the asset. Estimates of useful lives are 7 years for furniture and fixtures, 3 to 5 years for computer and communication equipment and 20 years for airplanes. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding 15 years. Certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset, generally 3 to 5 years.

Customer Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date basis.

Asset Management, Distribution and Administration Fees

Asset management, distribution and administration fees consist primarily of revenues earned from asset management services, the distribution of mutual funds, and customers electing a fee-based pricing arrangement and are generally recognized over the relevant contract period, generally quarterly or annually. In addition, the Company receives fees from affiliated banks in conjunction with its participation in a bank deposit program.

Investment Banking

Underwriting revenues and fees for mergers, acquisitions and advisory assignments are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue.

Income Taxes

Income tax are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Goodwill

Goodwill is not amortized and is reviewed annually (or more frequently under certain conditions) for impairment.

Translation of Foreign Currencies

Non-U.S. dollar denominated assets and liabilities are translated at fiscal year-end rates of exchange.

Securitization Activities

The Company engages in securitization activities related to U.S. agency collateralized mortgage obligations and other types of financial assets (see Note 5). Generally, such transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. The gain or loss on the sale of financial assets depends, in part, on the previous carrying amount of the assets involved in the transfer and allocated between the assets sold and the retained interests based upon their respective fair values at the date of sale. Transfers that are not accounted for as sales are accounted for as secured borrowings.

Accounting Developments

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 on December 1, 2007 did not have a material impact on the Company's consolidated statement of financial condition.

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. In addition, SFAS No. 157 disallows the use of block discounts for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market, and nullifies select guidance provided by Emerging Issues Task Force ("EITF") Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," which prohibited the recognition of trading gains or losses at the inception of a derivative contract, unless the fair value of such derivative is obtained from a quoted market price, or other valuation technique that incorporates observable market data. SFAS No. 157 also requires the Company to consider its own credit spreads when measuring the fair value of liabilities, including derivatives. Effective December 1, 2006, the Company elected early adoption of SFAS No. 157. In accordance with the provisions of SFAS No. 157 related to block discounts, the Company recorded a cumulative effect adjustment of approximately $1,234 after tax as an increase to the opening balance of retained earnings as of December 1, 2006.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statement No. 87, 88, 106, 132(R)" ("SFAS No.158"). Among other items, SFAS No. 158 requires recognition of the overfunded or underfunded status of an entity's defined benefit postretirement plans as an asset or liability on the financial statements, requires the measurement or defined benefit postretirement plan assets and obligations as of the end of the employers' fiscal year and requires recognition of the funded status of defined postretirement plans in other comprehensive income. SFAS No. 158's requirement to recognize the funded status in the financial statements is effective for fiscal years ending after December 15, 2006 and its requirements to use the fiscal year-end date as the measurement date is effective for fiscal years ending after December 15, 2008. The Company expects to early adopt a fiscal year-end measurement date for its fiscal year ending November 30, 2008. The Company recorded an after-tax charge of $212,637 to stockholder's equity as of November 30, 2007 upon the adoption of SFAS No. 158. The effect of the measurement date change is not expected to be material.

In February 2007, the FASB issued SFAS No. 159, which provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. Effective December 1, 2006, the Company elected early adoption of SFAS No. 159. As a result of the Company's adoption of SFAS No.159, the Company elected the fair value option for certain financial instruments which are included in other secured financings. The Company had accounted for these financial instruments at fair value prior to the adoption of SFAS No. 159.

In April 2007, the FASB issued FASB Staff Position ("FSP") No. FIN 39-1, "Amendment of FASB Interpretation No. 39", (FSP FIN 39-1"). FSP FIN 39-1 amends certain provisions of FIN 39, "Offsetting of Amounts Related to Certain Contracts" and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The guidance in this FSP is generally consistent with the Company's current accounting practice and the effect of the adoption is not material.

Note 3 – Fair Value Disclosures

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of November 30, 2007.

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of November 30, 2007

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counterparty and Cash Collateral Netting	Balance as of November 30, 2007
Assets					
Cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements.	$31,353,540	$ —	$ —	$ —	$31,353,540
Financial instruments owned:					
U.S. government and agency securities	8,964,499	1,678,488	655,742	—	11,298,729
Other sovereign government obligations	17,205	917,902	22,570	—	957,677
Corporate and other debt	7,794	24,363,096	8,530,795	—	32,901,685
Corporate equities	18,157,345	2,309,418	217,396	—	20,684,159
Derivative contracts	223,379	6,733,697	23,327	(1,328,176)	5,652,227
Investments	279,400	59,570	724,000	—	1,062,970
Total financial instruments owned	59,003,162	36,062,171	10,173,830	(1,328,176)	103,910,987
Securities received as collateral	67,952,355	14,122,956	7,323		82,082,634
Liabilities					
Financial instruments sold, not yet purchased:					
U.S. government and agency securities	$ 7, 087,428	13,598	$ —	$ —	$ 7,101,026
Other sovereign government obligations	79,754	154,708	44	—	234,506
Corporate and other debt	4,562	2,403,075	80,730	—	2,488,367
Corporate equities	13,535,311	89,247	838	—	13,625,396
Derivative contracts	920,072	7,402,923	1,320	(560,412)	7,763,903
Total financial instruments sold, not yet purchased	21,627,127	10,063,551	82,932	(560,412)	31,213,198
Obligation to return securities as collateral	67,952,355	14,122,956	7,323		82,082,634
Other secured financings	—	681,987	1,262,965	—	1,944,952

Financial Assets and Liabilities Not Measured at Fair Value

Some of the Company's financial assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash and cash equivalents, the cash component of cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements, securities purchased under agreements to resell, securities borrowed, securities sold under agreements to repurchase, securities loaned, receivables - customers, receivables - brokers, dealers and clearing organizations, payables - customers, payables - brokers, dealers and clearing organizations and other short-term borrowings.

Note 4 - Collateralized Transactions

Reverse repurchase agreements and repurchase agreements, principally, U.S. government and agency securities, are carried at the amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis, when appropriate. The Company's policy is to take possession of securities purchased under agreements to resell. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. Other secured financings include the liabilities related to transfers of financial assets that are accounted for as financings rather than sales and consolidated variable interest entities where the Company is deemed to be the primary beneficiary where in all instances these liabilities are payable solely from the cash flows of the related assets accounted for as financial instruments owned.

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are identified as financial instruments owned (pledged to various parties) on the consolidated statement of financial condition. The carrying value and classification of financial instruments owned by the Company that have been loaned or pledged to counterparties where those parties do not have the right to sell or repledge the collateral were approximately:

	November 30, 2007
Financial instruments owned:	
U.S. government and agency	$ 7,134,000
Corporate and other debt	4,474,000
Corporate equities	7,333,000
Total	$ 18,941,000

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations and to accommodate customers' needs. The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, corporate and other debt, and corporate equities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed transactions and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending transactions or for delivery to counterparties to cover short positions. At November 30, 2007, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $652,675,000, and the fair value of the portion that has been sold or repledged was $516,197,000.

The Company additionally receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the consolidated statement of financial condition. At November 30, 2007, $82,082,634 was reported as securities received as collateral and an obligation to return securities received as collateral in the consolidated statements of financial condition. Collateral received in connection with these transactions that was subsequently repledged was approximately $71,744,000.

The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying

securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. For these transactions, the Company's adherence to collateral policies significantly limit the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and if necessary may sell securities that have not been paid for or purchase securities sold, but not yet delivered by customers.

Note 5 – Securitization Activities and Variable Interest Entities

The Company engages in securitization activities related to U.S. agency collateralized mortgage obligations and other types of financial assets. Special purpose entities ("SPEs"), also known as variable interest entities ("VIEs") are typically used in such securitization transactions. Transferred assets are carried at fair value. The Company may act as underwriter of the beneficial interests issued by securitization vehicles. Underwriting net revenues are recognized in connection with these transactions. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included in financial instruments owned in the consolidated statement of financial condition at fair value. Retained interests in securitized financial assets were approximately $824,432 at November 30, 2007 and were related to U.S. agency collateralized mortgage obligation securitization transactions. The assumptions that the Company used to determine the fair value of its retained interests at the time of securitization related to those transactions that occurred during fiscal 2007 were not materially different from the assumptions included in the table below.

The following table presents information on the Company's U.S. agency collateralized mortgage obligation securitization transactions. Key economic assumptions and the sensitivity of the current fair value of the retained interests to immediate 10% and 20% adverse changes in those assumptions at November 30, 2007 were as follows:

	U.S. agency collateralized mortgage obligations
Retained interests (carrying amount/fair value)	$ 824,432
Weighted average life (in months)	50
Credit losses (rate per annum)	$ —
Impact on fair value of 10% adverse change	$ —
Impact on fair value of 20% adverse change	$ —
Weighted average discount rate (rate per annum)	6.04%
Impact on fair value of 10% adverse change	$ (15,930)
Impact on fair value of 20% adverse change	$ (31,152)
Weighted average prepayment speed assumption ("PSA")	301
Range	167—718 PSA
Impact on fair value of 10% adverse change	$ (6,675)
Impact on fair value of 20% adverse change	$ (18,972)

The table above does not include the offsetting benefit of any financial instruments that the Company may utilize to hedge risks inherent in its retained interests. In addition, the sensitivity analysis is hypothetical and should be used with caution. Changes in fair value based on a 10% or 20% variation in an assumption generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. In addition, the sensitivity analysis does not consider any corrective action that the Company may take to mitigate the impact of any adverse changes in the key assumptions.

For the year ended November 30, 2007, the Company received $17,301,664 of proceeds from new securitization transactions and $2,415,126 of cash flows from retained interests in securitization transactions.

FASB Interpretation No. 46, as revised ("FIN 46R"), "Consolidation of Variable Interest Entities," applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties ("variable interest entities"). VIEs are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. The Company is involved with various entities in the normal course of business that may be deemed to be VIEs. The Company's variable interests in VIEs include debt and equity instruments, and derivative instruments. The Company's involvement with VIEs arises primarily from:

- Retained interests in VIEs in connection with securitization activities
- Purchases and sales of interests in VIEs in connection with market making, primarily related to vehicles that issue mortgage or other asset backed securities, or collateralized debt obligations
- Structuring of other asset-repackaged notes designed to meet the investment objectives of clients.

The following table sets forth the Company's total assets and maximum exposure to loss associated with VIEs that the Company consolidates at November 30, 2007. The Company accounts for these assets held by the entities on financial instruments owned and liabilities of the entities as other secured financings in the consolidated statement of financial condition.

		As of November 30, 2007 Maximum exposure to loss in consolidated VIEs		
	VIE Assets that the Company Consolidates	Debt and Equity Interests	Derivatives	Total
Mortgage and asset-backed securitizations	$ 58,189	$ 58,189	$ –	$ 58,189
Credit and real estate	1,243,674	201,644	2,391,024	2,592,668
	$ 1,301,863	$ 259,833	$2,391,024	$ 2,650,857

The following table sets forth the Company's total assets and maximum exposure to loss associated with VIEs that the Company does not consolidate at November 30, 2007.

		As of November 30, 2007 Maximum exposure to loss in unconsolidated VIEs		
	VIE Assets that the Company does not Consolidates	Debt and Equity Interests	Derivatives	Total
Credit and real estate	$ 2,365,482	$ 963,748	$ 200,000	$ 1,163,748

Note 6 – Goodwill

The Company changed the date of its annual goodwill impairment testing to June 1 in order to move the impairment testing outside of the Company's normal year-end reporting process to a date when resources

are less constrained. The Company believes that the resulting change in accounting principle related to the annual testing date will not delay, accelerate, or avoid an impairment charge. Goodwill impairment tests performed as of June 1, 2007 concluded that no impairment charges were required as of those dates. The Company determined that the change in accounting principle related to the annual testing date is preferable under the circumsatances and does not result in adjustments to the Company's consolidated statement of financial condition when applied retrospectively.

Note 7 - Short-Term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. Such balance consists primarily of intercompany funding from the Parent as well as other intercompany payables which settle in the normal course of business. Other short-term borrowings consist of loans which are unsecured, generally bear interest at rates based upon the federal funds rate and are payable on demand.

Note 8 - Subordinated Liabilities

Subordinated liabilities consist of two Cash Subordination Agreements and a Subordinated Revolving Credit Agreement with the Parent and a Subordinated Indenture ("Indenture") with J.P. Morgan Trust Company, N.A., as trustee, dated September 12, 1994, and modified as of November 28, 1995 and April 24, 1997.

On August 9, 2007, the Company increased the amount available from its Subordinated Revolving Credit Agreement from $5,000,000 to $7,000,000. Interest on these borrowings are payable at rates based upon the federal funds rate or the London Interbank Offered Rate.

The Indenture is comprised of a subordinated note, Series F which contains restrictive covenants which require, among other things, that the Company maintain specified levels of Consolidated Tangible Net Worth and Net Capital, each as defined. As of November 30, 2007, the Company was in compliance with all restrictive covenants.

The maturity dates, interest rates and fair value of the subordinated notes are as follows:

Subordinated Notes	Maturity Date	Interest Rate	USD Par Value	USD Market Value of Note
Cash Subordination	June 30, 2018	6.26%	$ 750,000	$ 715,858
Cash Subordination	April 30, 2017	6.55%	2,500,000	2,574,100
Subordinated Revolver	April 30, 2017	6.06%	7,000,000	6,570,358
Subordinated Indenture	June 1, 2016	7.82%	25,000	27,942
Total			$10,275,000	$9,888,258

Note 9 – Commitments, Guarantees and Contingencies

Premises and Equipment

The Company has non-cancelable operating leases covering premises and equipment, of which $456,129 is with affiliates. At November 30, 2007, future minimum rental commitments under such leases net of subleases, principally on office rentals were as follows:

Fiscal Year	Gross Amount	Sublease Income	Net Amount
2008	$ 333,263	$ 7,201	$ 326,062
2009	300,885	6,942	293,943
2010	244,290	4,572	239,718
2011	215,393	1,849	213,544
2012	192,580	494	192,086
Thereafter	791,260	2,413	788,847
	$2,077,671	$ 23,471	$2,054,200

Included in the table above are $25,051 of future minimum rental commitments (net of actual sublease income) related to closed or downsized branch offices and support space for which the present value was included in the restructuring charges.

Letters of Credit

The Company had $1,631,391 of letters of credit outstanding at November 30, 2007 to satisfy various collateral requirements of which none was drawn down.

Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

At November 30, 2007, the Company had commitments to enter into reverse repurchase and repurchase agreements of $60,363,128 and $3,160,872, respectively.

Guarantees

The Company has certain obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company's use of guarantees is described below by type of guarantee:

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain written options and contingent forward contracts. Although the Company's derivative arrangements do not

specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. In order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to such derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. For further discussion of the Company's derivative risk management activities (see Note 10).

Financial Guarantees to Third Parties

In connection with a funding transaction, the Company provides a financial guarantee to a third party of its affiliate's contractual obligation to repay. Such arrangement represents an obligation to make a payment to a third party if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation. The Company has the ability to offset any amount it is required to pay under the financial guarantee with an obligation owed to its affiliate's parent.

The table below summarizes certain information regarding these guarantees at November 30, 2007:

	Maximum Potential Payout/Notional Years to Maturity			
Type of Guarantee	**Less than 1**	**1-5**	**Total**	**Carrying Amount**
Derivative contracts	$56,159,533	$6,653,020	$62,812,553	$1,644,461
Financial guarantees	—	514,280	514,280	—

Exchange/Clearinghouse Member Guarantees

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The number of these reviews, investigations and proceedings has increased in recent years with regards to many firms in the financial services industry, including the Company.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how such or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of the pending matters will not have a material adverse effect on the consolidated financial condition of the Company, although the outcome of such matters could be material to the Company's operating results and cash flows for a particular future period, depending on, among other things, the level of the Company's revenues or income for such period. Legal reserves have been established in accordance with SFAS No. 5, "Accounting for Contingencies." Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Coleman Litigation

In May 2003, Coleman (Parent) Holdings Inc. ("CPH") filed a complaint against the Company in the Circuit Court of the Fifteenth Judicial Circuit for Palm Beach County. The complaint relates to the 1998 merger between The Coleman Company, Inc. ("Coleman") and Sunbeam, Inc. ("Sunbeam"). In June 23, the trial court issued a final judgment in favor of CPH in the amount of $1,578,000, which includes prejudgment interest and excludes certain payments received by CPH in settlement of related claims against others. In June 2005, Morgan Stanley filed a notice of appeal with the District of Appeal for the Fourth District of Florida (the "Court of Appeal") and posted a supersedeas bond, which automatically stayed execution of the judgment pending appeal.

In March 2007, the District Court of Appeal for the Fourth District of Florida (the "Court of Appeal") issued an opinion reversing the trial court's award for compensatory and punitive damages and remanded the matter to the trial court for entry of judgment for the Company. In June 2007, the Court of Appeal's opinion became final when the Court of Appeal issued an order denying CPH's motions for rehearing, rehearing *en banc* and for certification of certain questions for review by the Florida Supreme Court (the "Supreme Court"). In June 2007, the trial court issued an order cancelling the supersedeas bond that the Company had posted. In July 2007, CPH filed a petition with the Supreme Court asking that court to review the Court of Appeal's decision ("Petition for Review"). On December 12, 2007, the Supreme Court issued an order denying CPH's Petition for Review.

The Company believes, after consultation with outside counsel, that the Florida Supreme Court's decision to deny the Petition for Review has effectively ended CPH's civil claim against the Company. Effective November 30, 2007, the Company reversed the $360,000 reserve previously established for the Coleman litigation under SFAS No. 5.

<u>Note 10 – Sales and Trading Activities</u>

Sales and Trading

The Company's sales and trading activities are conducted through the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions. Sales and trading activities include revenues from customer purchases and sales of financial instruments in which the Company acts as principal and gains and losses on the Company's positions. The Company also engages in proprietary trading activities for its own account.

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios. The following discussion of the nature of the equities and fixed income activities conducted by the Company, including the use of derivative products in these businesses, and risk management, the market risk, credit risk and concentration risk management policies and procedures covering these activities are discussed below.

Equities

The Company makes markets and trades in the global secondary markets for equities and is a dealer in exchange traded and OTC equity options, exchange traded funds and index futures. The Company's activities as a dealer primarily are client-driven, with the objective of meeting clients' needs while earning a spread between the premiums paid or received on its contracts with clients and the cost of hedging such transactions in the cash or forward market or with other derivative transactions. The Company limits its market risk related to these contracts, which stems primarily from underlying equity/index price and volatility movements, by employing a variety of hedging strategies. The Company also takes proprietary positions in the global equity markets by using derivatives, most commonly futures and options, in addition to cash positions, intending to profit from market price and volatility movements in the underlying equities or indices positioned.

The counterparties to the Company's equity transactions include commercial banks, investment banks, broker-dealers, investment funds and industrial companies.

Fixed Income

The Company makes markets and trades in fixed income securities and related products, including convertible debt, preferred stock, investment grade corporate debt, high-yield securities, U.S. government securities, municipal securities, and commercial paper, money market and other short-term securities. The Company also makes markets in, and acts as principal with respect to, mortgage-related and other asset-backed securities. In addition, the Company is a dealer in listed options on U.S. government bonds. The Company also takes positions in futures and options.

The Company also uses mortgage-backed forward agreements ("TBAs") in its role as a dealer in mortgage-backed securities and facilitates customer trades by taking positions in the TBA market. Typically, these positions are hedged by offsetting TBA contracts or underlying cash positions.

The Company is a market-maker in a number of foreign currencies. It actively trades currencies with its customers on a principal basis in the spot and forward markets earning a dealer spread. In connection with its market-making activities, the Company seeks to manage its market risk by entering into offsetting positions. The Company also takes proprietary positions in currencies to profit from market price and volatility movements in the currencies positioned.

The majority of the Company's foreign exchange business relates to major foreign currencies such as yen, euros, pound sterling, Swiss francs and Canadian dollars. The balance of the business covers a broad range of other currencies.

The counterparties to the Company's fixed income and foreign exchange transactions include investment advisors, commercial banks, insurance companies, investment banks, broker-dealers, investment funds and industrial companies.

Risk Management

The Company's risk management policies and related procedures are integrated with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Parent and its subsidiaries.

The cornerstone of the Company's risk management philosophy is protection of the Company's franchise, reputation and financial standing. The Company's risk management philosophy is based on the following principles: comprehensiveness, independence, accountability, defined risk tolerance and transparency. Given the importance of effective risk management to the Company's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, constant communication, judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of various risks of the Company. In recognition of the increasingly varied and complex nature of the financial services business, the Company's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of the Company's risks, coupled with this risk management philosophy, forms the Company's risk governance structure. The Company's risk governance structure includes the Firm Risk Committee, the Capital Structure and Strategic Transactions Committee, the Chief Risk Officer, the Internal Audit Department, independent control groups and various risk control managers, committees and groups located within and across the business units.

The Firm Risk Committee, composed of the Company's most senior officers, oversees the Company's risk management structure. The Firm Risk Committee's responsibilities include oversight of the Company's risk management principles, procedures and limits, and the monitoring of material financial, operational and franchise risks. The Firm Risk Committee is overseen by the Audit Committee of the Board of Directors (the "Audit Committee"). The Capital Structure and Strategic Transactions Committee (the "Capital Committee") reviews strategic transactions for the Company and significant changes to the Company's capital structure. The Capital Committee's responsibilities include reviewing measures of capital and evaluating capital resources relative to the Company's risk profile and strategy.

The Chief Risk Officer, a member of the Firm Risk Committee, oversees compliance with Company risk limits; approves certain excessions of Company risk limits; reviews material market and credit risks, and reviews results of risk management processes with the Audit Committee.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department periodically examines the Company's operational and control environment and conducts audits designed to cover all major risk categories.

The Market Risk, Credit Risk, Operational Risk, Financial Control, Treasury and Legal and Compliance Departments (collectively, the "Company Control Groups"), which are all independent of the Company's business units, assist senior management and the Firm Risk Committee in monitoring and controlling the Company's risk through a number of control processes. The Company is committed to employing

qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

Each business unit has a risk committee that is responsible for ensuring that the business unit, as applicable: adheres to established limits for market, credit, operational and other risks; implements risk measurement, monitoring, and management policies and procedures that are consistent with the risk framework established by the Firm Risk Committee; and reviews, on a periodic basis, its aggregate risk exposures, risk exception experience, and the efficacy of its risk identification, measurement, monitoring, and management policies and procedures, and related controls.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as liquidity, will result in losses for a position or portfolio.

The Company manages the market risk associated with its trading activities on a Company-wide basis, on a trading division level and on an individual product basis. Aggregate market risk limits have been approved for the Company and for each major trading division. Additional market risk limits are assigned to trading desks and, as appropriate, products. Trading division risk managers, desk risk managers, traders and the Market Risk Department monitor market risk measures against limits in accordance with policies set by senior management.

The Market Risk Department independently reviews the Company's trading portfolios on a regular basis from a market risk perspective utilizing Value-at-Risk and other quantitative and qualitative risk measures and analyses. The Company's trading businesses and the Market Risk Department also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, implied volatilities and time decay to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by trading division risk managers, desk risk managers and the Market Risk Department. The Market Risk Department also conducts scenario analyses, which estimate the Company's revenue sensitivity to a set of specific, predefined market and geopolitical events.

Credit Risk

The Company's exposure to credit risk arises from the possibility that a customer or counterparty to a transaction might fail to perform under its contractual commitment, which could result in the Company incurring losses. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one customer or counterparty and to aggregates of customers or counterparties by type of business activity. Specific credit risk limits based on these credit guidelines also are in place for each type of customer or counterparty (by rating category).

The Credit Department administers limits, monitors credit exposure, and periodically reviews the financial soundness of customers and counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into master netting agreements, collateral arrangements, and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions, entering into risk reducing transactions, assigning transactions to other parties, or purchasing credit protection.

Concentration Risk

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including sovereign governments and other entities,

issuers located in a particular country or geographic area, public and private issuers involving developing countries, or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. government and agency securities, which, in the aggregate, represented approximately 2% of the Company's total assets at November 30, 2007. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements or bonds borrowed, which together represented approximately 19% of the Company's total assets at November 30, 2007, consist of securities issued by the U.S. government, federal agencies or other sovereign government obligations. Positions taken and commitments made by the Company, including positions taken and underwritings, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers. The Company seeks to limit concentration risk through the use of the systems and procedures described in the preceding discussions of risk management, market risk and credit risk.

Customer Activities

The Company's securities brokerage activities involve certain market and credit risks. The Company's customer activities involve the execution, settlement and financing of various securities and commodities transactions on behalf of customers. Customer securities activities are transacted on either a cash or margin basis and customer commodity transactions are generally transacted on a margin basis subject to individual exchange regulations. These transactions include the purchase and sale of securities, the writing of options and the purchase and sale of commodity futures and forward contracts. Customer commodities activities, which include the execution of customer transactions in commodity futures transactions (including options on futures), are transacted on a margin basis. These activities may expose the Company to off-balance sheet risk from customers that may fail to satisfy their obligations, requiring the Company to purchase or sell financial instruments at prevailing market prices.

The Company's exposure to credit risk associated with these transactions is measured on an individual basis, as well as by groups that share similar attributes. The Company services a diverse group of domestic and foreign clients, including corporations, financial institutions and individual investors. Credit risk may be impacted by trading market volatility. The Company may have to purchase or sell financial instruments at prevailing market prices in the event of the failure of a customer to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses. The Company seeks to control risks associated with its customers' activities by requiring customers to maintain collateral in compliance with internal and regulatory guidelines. The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

Derivative Contracts

In the normal course of business, the Company enters into a variety of derivative contracts related to financial instruments. The Company uses forward and option contracts and futures in its trading activities. In addition, financial futures and forward contracts are actively traded by the Company and are used to hedge proprietary inventory. The Company also enters into delayed delivery, when-issued, warrant and option contracts involving securities. These instruments generally represent future commitments to exchange currencies or purchase or sell other financial instruments on specific terms at specified future dates. Certain of these products have maturities that do not extend beyond one year, while options and warrants on equities may have longer maturities.

Credit risk with respect to derivative instruments arises from the failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the contracts reported as assets. The Company monitors the creditworthiness of counterparties to these transactions on an ongoing basis and requests additional collateral when deemed necessary.

The credit quality of the Company's trading-related derivatives (both listed and OTC) at November 30, 2007 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by external rating agencies or by equivalent ratings used by the Parent's Credit Department:

(In millions of dollars)	AAA	AA	A (1)	BBB	Other Non Investment Grade	Total
Fixed income securities contracts (including forward contracts and options)	$ —	$ 305	$ —	$ —	$ —	$ 305
Foreign exchange forward contracts	62	1,783	131	299	1,105	3,380
Equity securities contracts (including warrants and options)	177	1,686	2	88	14	1,967
Total	$239	$3,774	$ 133	$ 387	$1,119	$5,652
Percent of total	4%	67%	2%	7%	20%	100%

(1) Includes approximately $133 of derivative transactions with affiliates.

Note 11 - Employee Compensation Plans

Employees of the Company participate in compensation plans sponsored by the Parent. The following summarizes these plans:

Equity-Based Compensation Plans

As of December 1, 2004, the Parent early adopted SFAS No. 123R using the modified prospective method. SFAS No. 123R "Shared-Based Payment" requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures.

On June 30, 2007, the Parent completed the spin-off (the "Discover Spin-off") of Discover Financial Services ("DFS"). The equity-based compensation plans have been adjusted for the impact due to the Discover spin-off.

The Parent generally uses treasury shares to deliver shares to employees and has an ongoing repurchase authorization that includes repurchases in connection with awards granted under its equity-based compensation plans. Currently, the Parent anticipates that it will repurchase under this authorization at prices the Parent deems appropriate, subject to its unallocated capital positions, market conditions and regulatory considerations.

Deferred Stock Awards

The Parent has made deferred stock awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of restricted common stock or in the right to receive unrestricted shares of common stock in the future ("restricted stock units"). Awards under these plans are generally subject to vesting over time contingent upon continued employment and to restrictions on sale, transfer or assignment until the end of a specified period, generally two to five years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant restriction period. All or a portion of a vested award also may be canceled in certain limited situations, including

termination for cause during the relevant restriction period. Recipients of deferred stock awards generally receive dividend equivalents that are not subject to vesting and have voting rights.

The following table sets forth activity relating to the Parent's restricted stock units (share data in millions) for fiscal 2007:

	Number of Shares(1)
Restricted stock units at beginning of year	95
Granted	31
Conversions to common stock	(12)
Canceled(2)	(6)
Restricted stock units at end of year(3)	108

(1) The number of restricted stock units was adjusted to reflect the impact of the Discover Spin-off.
(2) Includes approximately 1 million awards held by Discover employees that were canceled as a result of the Discover Spin-off.
(3) Approximately 104 million awards were vested or expected to vest at the end of fiscal 2007.

The weighted average price of the Parent's restricted stock units at the beginning and end of fiscal 2007 were $45.59 (as adjusted to reflect the impact of the Discover Spin-off) and $51.95, respectively. During fiscal 2007 the weighted average price for granted, converted and canceled restricted stock units were $66.68, $40.22, and $52.24, respectively (adjusted to reflect the impact of the Discover Spin-off).

The weighted average price of the Parent's restricted stock units at the beginning and end of fiscal 2007 were $45.59 and $51.87, respectively. During fiscal 2007 the weighted average price for granted, converted and canceled restricted stock units were $66.68, $40.22, and $52.96, respectively.

The total fair value of the Parent's restricted stock units converted to common stock during fiscal 2007 was $817,000.

The following table sets forth activity relating to the Parent's unvested restricted stock units (share data in millions):

	Number of Shares(1)	Weighted Average Grant Date Fair Value(1)
Unvested restricted stock units at beginning of year	60	$ 46.55
Granted	31	66.68
Vested	(27)	51.33
Canceled(2)	(5)	54.21
Unvested restricted stock units at end of year(3)	59	$ 54.29

(1) The number of shares and weighted-average grant date fair value have been adjusted to reflect the impact of the Discover Spin-off.
(2) Includes approximately 1 million awards held by Discover employees that were canceled due to the Discover Spin-off.
(3) Unvested restricted stock units represent awards where recipients have yet to satisfy either the explicit vesting terms or retirement-eligible requirements. Approximately 56 million unvested restricted stock units, with a weighted average grant date fair value of $53.81 were expected to vest at the end of fiscal 2007.

Stock Option Awards

The Parent has granted stock option awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of the Parent's common stock on the date of grant. Such stock option awards generally become exercisable over three-year period and expire ten years from the date of grant, subject to accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are generally similar to those in deferred stock awards.

The weighted average fair values of options on the Parent's common stock granted during fiscal 2007 was $18.55 utilizing the following weighted average assumptions:

Risk-free interest rate	4.4%
Expected option life in years	6.0
Expected stock price volatility	23.8%
Expected dividend yield	1.4%

The Parent's expected option life has been determined based upon historical experience. Beginning on December 1, 2006, the expected stock price volatility assumption was determined using the implied volatility of the Parent's publicly traded stock options, consistent with the guidance in Staff Accounting Bulletin No. 107, "Share-Based Payment." Prior to December 1, 2006, the expected stock price volatility was determined based upon the Parent's historical stock price data over a time period similar to the expected option life. The Parent believes that implied volatility is more reflective of market conditions and a better indicator of expected volatility than historical volatility or a combined method of determining volatility.

The following table sets forth activity relating to the Parent's stock options (share data in millions) for fiscal 2007:

	Number of Shares(1)	Weighted Average Exercise Price(1)
Options outstanding at beginning of period	128.6	$44.15
Granted	18.9	66.90
Exercised	(24.7)	39.86
Canceled(2)	(4.7)	55.19
Options outstanding at end of period(3)	118.1	48.22
Options exercisable at end of period	96.7	$45.22

(1) The number and weighted-average exercise price have been adjusted to reflect the impact of the Discover Spin-off.
(2) Includes approximately 2 million awards held by Discover employees that were canceled due to the Discover Spin-off.
(3) 116.8 million awards, with a weighted-average exercise price of $48.01, were vested or expected to vest at the end of fiscal 2007.

The total intrinsic value of stock options exercised during fiscal 2007 was $707,000.

As of November 30, 2007, the intrinsic value of in the money exercisable vested stock options was $826,000.

The following table presents information relating to the Parent's stock options outstanding at November 30, 2007 (option data in millions):

Range of Exercise Prices	Number of Outstanding	Weighted Average Exercise Price(1)	Average Remaining Life (Years)	Number Exercisable	Weighted Average Exercise Price	Average Remaining Life (Years)
$16.00 - $29.99	5.3	$22.91	0.1	5.3	$22.91	0.1
$30.00 - $39.99	23.6	34.20	3.5	23.6	34.20	3.5
$40.00 - $49.99	44.3	47.14	5.1	39.3	47.32	5.0
$50.00 - $59.99	24.9	53.66	2.7	24.8	53.66	2.7
$60.00 - $69.99	18.9	66.56	8.1	2.7	65.57	2.5
$70.00 - $79.99	0.7	72.89	3.2	0.6	73.12	1.9
$80.00 - $91.99	0.4	87.45	1.6	0.4	87.45	1.6
Total	118.1			96.7		

(1) The weighted-average exercise price has been adjusted to reflect the impact of the Discover Spin-off.

Note 12 - Employee Benefit Plans

The Company sponsors various pension plans for the majority of its employees and employees of certain U.S. affiliates. The Company provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. The Company also provides certain benefits to former employees or inactive employees prior to retirement. The following summarizes these plans:

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension Plan and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 R" ("SFAS No. 158"). Among other items, SFAS No. 158 requires that the Company recognize the funded status of its defined benefit and postretirement plans as an asset or liability in the financial statements for the fiscal year ending November 30, 2007. SFAS No. 158 also requires the measurement of defined benefit and postretirement plan assets and obligations as of the end of the fiscal year. The Company expects to early adopt a fiscal year-end measurement date for its fiscal year ending November 30, 2008. The application of SFAS No. 158 resulted in the Company taking an additional charge of $355,572 ($212,637 after-tax) to accumulated other comprehensive loss, a component of shareholders' equity. As a result of the measurement change, the Company will adjust the fiscal 2008 opening balance or retained earnings and accumulated other comprehensive income, as required by SFAS No. 158. The effect of the measurement date change is not expected to be material.

The following table illustrates the incremental effect of the application of SFAS No. 158:

	Before application of SFAS No.158	SFAS No. 158 adjustment	After application of SFAS No.158
Other assets	$ 963,771	$ (319,412)	$ 644,359
Other liabilities and accrued expenses	5,665,079	34,982	5,700,061
Short term borrowing: Affiliates	29,355,537	(141,758)	29,213,779
Accumulated other comprehensive income (loss)	4,594	(212,637)	(208,043)
Total shareholder's equity	6,510,160	(212,637)	6,297,523

Accumulated other comprehensive losses of $355,572 was comprised of $66,377 in prior year service credit and $421,949 in net actuarial loss.

Pension and Postretirement Benefit Plans

Substantially all of the employees of the Company and its U.S. affiliates are covered by a non-contributory pension plan that is qualified under Section 401 (a) of the Internal Revenue Code (the "Qualified Plan"). Unfunded supplemental plans (the "Supplemental Plans") covered certain executives. Morgan Stanley Financial Advisor Pension Protection Program ("FAPPP") was established as a nonqualified plan to guarantee selected financial advisors that their lump sum rate or 4.93%, whichever produces a higher benefit. Any difference between the benefits calculated under the FAPPP and the benefits calculated under the Qualified Plan rate will be paid under the FAPPP from Company's assets. These pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans. For the Qualified Plan, the Company's policy is to fund at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax regulations. Liabilities for benefits payable under the Supplemental Plans and FAPPP are accrued by the Company and are funded when paid to beneficiaries.

The Company also has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and dependents.

The Company uses a measurement date of September 30 for its pension and postretirement plans. The Company expects to adopt a fiscal year-end measurement date for the fiscal year ending November 30, 2008.

Benefit Obligation and Funded Status

The following table provides a reconciliation of the changes in the benefit obligation and fair value of plan assets for fiscal 2007 as well as a summary of the funded status as of November 30, 2007:

	Pension Plan	Postretirement Plan
Reconciliation of benefit obligation:		
Benefit obligation at beginning of year	$ 1,897,878	$ 145,024
Service cost	92,335	6,922
Interest cost	113,034	8,430
Actuarial gain	(43,693)	13,949
Benefits paid and settlements	(98,620)	(8,322)
Special termination benefits	1,562	171
Plan amendments	-	(4,147)
Benefit obligation at end of year	$ 1,962,496	$ 162,027
Reconciliation of fair value of plan assets:		
Fair value of plan assets at beginning of year	$ 1,717,258	$ -
Actual return on plan assets	152,790	-
Employer contributions	121,392	8,322
Benefits paid	(98,620)	(8,322)
Fair value of plan assets at end of year	$ 1,892,820	$ -
Funded status:		
Unfunded status	$ (69,676)	$(162,027)
Unrecognized prior - service benefit	-	-
Unrecognized loss	-	-
Amount contributed to plan after measurement date	1,329	-
Net amount recognized	$ (68,347)	$(162,027)

The accumulated benefit obligation was $1,861,486 at November 30, 2007.

Assumptions

The following table presents the weighted average assumptions used to determine benefit obligations at fiscal 2007:

	Pension	Postretirement
Discount rate	6.34%	6.34%
Rate of future compensation increases	5.31%	n/a

The following table presents the weighted average assumptions used to determine net periodic benefit costs for fiscal 2007:

	Pension	Postretirement
Discount rate	5.97%	5.97%
Expected long-term rate of return on plan assets	6.75%	n/a
Rate of future compensation increases	4.43%	n/a

The expected long-term rate of return on assets represents the Company's best estimate of the long-term return on plan assets and generally was estimated by computing a weighted average return of the underlying long-term expected returns on the different asset classes, based on the target asset allocations. For plans where there is no established target asset allocation, actual asset allocations were used. The expected long-term return on assets is a long-term assumption that generally is expected to remain the same from one year to the next unless there is a significant change in the target asset allocation, the fees and expenses paid by the plan or market conditions.

The following table presents assumed health care cost trend rates used to determine the postretirement benefit obligation at:

	November 30, 2007
Health care cost trend rate assumed for next year:	
Medical	8.47%
Prescription	11.11%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%
Year that the rate reaches the ultimate trend rate	2012

Assumed health care cost trend rates can have a significant effect on the amounts reported for the Company's postretirement benefit plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost	$ 3,233	$ (2,165)
Effect on postretirement benefit obligation	25,951	(20,562)

Qualified Plan Assets

The weighted average asset allocations for the Company's qualified plans at November 30, 2007 and the targeted asset allocation for fiscal 2008 by asset class were as follows:

	November 30, 2007	Fiscal 2008 Targeted
Equity securities	31%	30%
Fixed income securities	68%	70%
Other—primarily cash	1%	-
Total	100%	100%

Qualified Pension Plan Asset Allocation

The Company, in consultation with its independent investment consultants and actuaries, determined the asset allocation targets for its Qualified Plan based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics and related risk factors. Other relevant factors, including industry practices, long-term historical and prospective capital market returns, were considered as well.

The Qualified Plan return objectives provide long-term measures for monitoring the investment performance against growth in the pension obligations. The overall allocation is expected to help protect the plan's funded status while generating sufficiently stable real returns (net of inflation) to help cover current and future benefit payments. Total Qualified Plan portfolio performance is assessed by comparing actual returns with relevant benchmarks, such as the S&P 500 Index, the Russell 2000 Index, the MSCI EAFE Index and, in the case of the fixed income portfolio, the Qualified Plan's liability profile.

Both the equity and fixed income portions of the asset allocation use a combination of active and passive investment strategies and different investment styles. The fixed income asset allocation consists of longer duration fixed income securities in order to help reduce plan exposure to interest rate variation and to better correlate assets with obligations. The longer duration fixed income allocation is expected to help maintain the stability of stabilize plan contributions over the long run.

The asset mix of the Company's Qualified Plan is reviewed by the Morgan Stanley Retirement Plan Investment Committee on a regular basis. When asset class exposure reaches a minimum or maximum level, an asset allocation review process is initiated and the portfolio is automatically rebalanced back to target allocation levels, unless the Investment Committee determines otherwise.

The Investment Committee permits no more than 10% of the Qualified Plan assets to be allocated to "alternative" asset classes that provide attractive diversification benefits, absolute return enhancement and/or other potential benefit to the plan. Allocations to alternative asset classes will be made based upon an evaluation of particular attributes and relevant considerations of each asset class.

Derivative instruments are permitted in the Qualified Plan's portfolio only to the extent that they comply with all of the plan's policy guidelines and are consistent with the plan's risk and return objectives. In addition, any investment in derivatives must meet the following conditions:

- Derivatives may be used only if the vehicle is deemed by the investment manager to be more attractive than a similar direct investment in the underlying cash market; or if the vehicle is being used to manage risk of the portfolio.

- Under no circumstances may derivatives be used in a speculative manner or to leverage the portfolio.

- Derivatives may not be used as short-term trading vehicles. The investment philosophy of the Plan is that investment activity is undertaken for long-term investment, rather than short-term trading.

- Derivatives may only be used in the management of the Qualified Plan's portfolio when their possible effects can be quantified, shown to enhance the risk-return profile of the portfolio and reported in a meaningful and understandable manner.

As a fundamental operating principle, any restrictions on the underlying assets apply to a respective derivative product. This includes percentage allocations and credit quality. Derivatives will solely be used for the purpose of enhancing investment in the underlying assets and not to circumvent portfolio restrictions.

Cash Flows

The Company expects to contribute approximately $104,206 to its pension and postretirement benefit plans in fiscal 2008 based upon their current funded status and expected asset return assumptions for fiscal 2008, as applicable.

Expected benefit payments associated with the Company's pension and postretirement benefit plans for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

	Pension	Postretirement
Fiscal 2008	$ 102,737	$ 8,313
Fiscal 2009	101,720	8,268
Fiscal 2010	102,324	8,467
Fiscal 2011	103,501	8,680
Fiscal 2012	106,995	8,630
Fiscal 2013-2017	602,517	47,009

Postretirement Benefits

The Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and dependents.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the "ESPP") allows employees to purchase shares of the Parent's common stock at a 15% discount from market value.

401(k) and Profit Sharing Plans

Eligible employees receive 401(k) matching contributions which are invested in the Parent's common stock. The Company also provides discretionary profit sharing to certain employees.

Note 13 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

Income Tax Examinations

The Company, through its inclusion on the Parent's returns, is under continuous examination by the Internal Revenue Service (the "IRS") and other state tax authorities in certain countries and states in which the Company has significant business operations, such as New York. The tax years under examination vary by jurisdiction; for example, the current IRS examination covers 1999-2005. The Parent regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years' examinations. The Parent has established tax reserves that the Parent believes are adequate in relation to the potential for additional assessments. Once established, the Parent adjusts tax reserves only when more information is available or when an event occurs necessitating a change to the reserves. The Company believes that the resolution of tax matters will not have a material effect on the consolidated financial condition of the Company.

Note 14 - Regulatory Requirements

MS&Co. is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the net capital rules of the SEC, the CFTC and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, MS&Co. is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the risk based requirement representing the sum of 8% of customer risk maintenance margin requirement and 4% of non customer risk maintenance margin requirement, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At November 30, 2007, MS&Co.'s Net Capital was $6,672,865 which exceeded the minimum requirement by $4,950,005 and included excess Net Capital of $1,042,448 of MS Securities Services Inc., a registered broker-dealer and a guaranteed subsidiary of MS&Co.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

During fiscal 2007, MS&Co. performed the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection).

For the year ended November 30, 2007, MS&Co. met the criteria set forth under the SEC's Rule 11(a)(1)(G)(i), trading by members of Exchanges, Brokers and Dealers, and is therefore in compliance with the business mix requirements.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 28, 2008

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

In planning and performing our audit of the consolidated financial statements of Morgan Stanley & Co. Incorporated and subsidiaries (the "Company") as of and for the year ended November 30, 2007 (on which we issued our report dated January 28, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at November 30, 2007, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END